U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 10-SB

             General Form For Registration of Securities of
                         Small Business Issuers
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          WOLF INDUSTRIES, INC.
             (Name of Small Business Issuer in its Charter)


Nevada                             E.I.N. [Applied For]
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)

4020, 7 Street, SE
Calgary, Alberta, Canada                     T2G 2Y8
(Address of principal executive offices)     (Zip Code)



Issuer's telephone number: (403) 543-0970

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

     None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

     Common Stock
    (Title of Class)

Calculation of filing fee pursuant to Rule 12b-7: $250.




Total Number of Pages: 74
Index to Exhibits Appears on Page: 14                             Page: 1

ITEM 1.   DESCRIPTION OF BUSINESS

     (a)  Business Development
          --------------------

Wolf Industries, Inc. (the "Company") was incorporated on January 24, 1996, pursuant to the laws of the State of Nevada under the name Wolf Exploration, Inc. with a business plan to acquire property for precious metal exploration in the Western United States. However after considering several properties, the Company determined that the properties identified were not suitable to fully implement an exploration and development project in the United States. In August 1996, the Company changed management and developed a new business plan.

In October 1996, Wolf Exploration entered into an agreement with Bill Bell and J.T. Bell (not related) to acquire all of the outstanding common stock of 418297 Alberta, Ltd. operating as Calgary Chemicals. The consideration paid was $620,500 (U.S.). The Company continues the business of Calgary Chemical as its activities are targeted to the oil and gas service industry through a wholly owned subsidiary operating as Calgary Chemical.

In March 1997, the name was changed to Wolf Industries, Inc. to reflect these developments.

     (b)  Business of the Issuer
          ----------------------

          Calgary Chemical
          ----------------

Wolf Industries, Inc. carries out its present operations through a wholly owned subsidiary company 714674 Alberta Ltd., operating as Calgary Chemical. Calgary Chemical began operations in 1989 and has experienced steady growth. In the fiscal year ending July 1996, its gross revenue was Can. $1,029,150 (U.S. $744,345), with an operating profit before compensation to the former owners and income taxes of approximately Can. $310,000 (approximately U.S. $227,850).

The Company was founded in 1988 by William Bell, who had worked for NOWSCO, a Canadian worldwide provider of services to oil and gas exploration firms. Mr. Bell directed the creation of NOWSCO's in house custom blending operations. Mr. Bell created Calgary Chemical because he perceived a unique market niche for a company capable of custom blending oil and gas lubricants for production companies.

Thus, Calgary Chemical's primary service is the custom blending of chemicals for application in the production of oil and gas. The Company provides dewaxing chemicals, scale inhibitors and demulsifying agents and lubricants to its customers throughout Western Canada. In addition to providing a custom blending service, Calgary Chemical carries quantities of certain basic liquids, such as zylene, methanol and kerosene, in stock for the immediate use of its customers and also provides a storage service to its customers for their own blended products.

The manner of the relationship among the Company and its customer is that the custom blends are demanded by the production company whose ingredients are subject to a confidentiality agreement in place. Formulas are proprietary to the end-users. Raw materials are delivered to Calgary Chemical who then provides the service of blending the formulas and producing the finished product. It does not provide any chemical production facilities. Nor does Calgary Chemical ship the finished products. This is done by independent shippers.

The blending process was designed by the Company. In addition to the blending and storage facility and office space, the Company has its own laboratory facilities for testing its product and supporting customers' special needs.

The raw materials used by the Company historically have been readily available from a number of different suppliers. The pricing of these raw materials historically has not been volatile, and the Company has no significant supply contracts extending into the future.

The products used by the Company are toxic and some are hazardous, which requires the Company to comply with local and provincial environmental and fire protection standards. The Company takes strict precautions to maintain compliance with regulatory environmental and safety standards. In addition the Company is going to seek ISO 9002 certification.

The Company's current customer list comprises the majority of those that have been customers since the Company's inception. The commitment to servicing this customer base has resulted in customer loyalty, built through the confidentiality with which each customer's recipes for chemical blending are treated, combined with an accurate and timely service delivery.

ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The most significant event of the fiscal year ended December 31, 1996, was the share purchase agreement dated August 28, 1996, pursuant to which the Company acquired all of the outstanding shares of its subsidiary 714674 Alberta Ltd. The result of this agreement was that the Company acquired and assumed management of its custom chemical blending business, Calgary Chemical.

Calgary Chemical's results have been included from October 1, 1996, the effective date of the acquisition, Calgary Chemical was a closely held private corporation which had conducted operations for eight years prior to its acquisition by Wolf Industries. Selected unaudited operating highlights for the last three years are included as follows:

     (a)  Results of Operation
          --------------------

          (In U.S. Dollars at $0.735 Exchange Rate of CN $1.00)

                               (Unaudited)


                    Period Ended   Year Ended  Year Ended     Year Ended
                    September 30,  July 31,    July 31,       July 31,
                    1996           1996        1995           1994

Revenue Product     $  97,250      $ 744,345   $ 773,973      $ 632,797
Sales

Cost of Product
sold                $  55,389      $ 377,247   $ 487,705      $ 320,900
                    ---------      ---------   ---------      ---------

Gross Margin        $  41,861      $ 367,098   $ 286,268      $ 311,897
                    ---------      ---------   ---------      ---------

     (b)  Capital Resources
          -----------------

The Company's current financial condition is stable. For the three month periods ending December 31, 1996, and March 31, 1997, the Company's financial position and results of its operations, are as follows:

                              Three Months Ended     Three Months Ended
                              December 31, 1996      March 31, 1997

Current Assets                $  222,106             $ 209,821

Capital Assets                $  271,258             $ 274,176

Other Assets                  $  248,357             $ 246,416
                              ----------             ---------
Total Assets                  $  741,721             $ 730,413
                              ==========             =========

Current Liabilities           $  319,728             $ 329,243
Long Term Debt                $  109,807             $  84,844
                              ----------             ---------
Total Liabilities             $  429,535             $ 414,087
                                                     =========

Common Shares                 $  307,330             $ 319,830
Retained Earnings (deficit)   $    4,856             $  <3,504>
                              ----------             ---------
                              $  741,721             $ 730,413
                              ==========             =========

Revenues                      $  145,889             $ 123,363
Cost of Sales                 $   75,723             $  64,069
Expenses                      $   53,810             $  67,654
                              ----------             ---------
Income (Loss) Before          $   16,356             $  <8,360>
Income Taxes                  ==========             =========

     (c)  Liquidity.
          ---------

The Company expects to increase revenue without further capital investment, as a result of implementation of its marketing plan and presently underutilized facilities. The Company has good banking relationships, and creditworthiness and is presently restructuring its long term debt; whereby the long term debt obligations will require payments of approximately $15,300 per quarter. Finally, the Company expects to raise additional capital through equity investment.

The Company has not expended funds on research and development. The Company does not have any commitments for capital expenditures and does not anticipate any short term need to make capital expenditures in order to maintain and increase operations. The Company has increased its number of employees from three at December 31, 1996, to five, by recently adding an office manager and a marketing officer.

The Company has raised capital through the sale of securities in two private placements. In January 1996, $100,000 ($0.01 per share) was raised pursuant to a Regulation Rule 504 offering. In November 1996, Wolf Industries, Inc. raised an additional $266,150 ($.50 per share) also in reliance upon Regulation D Rule 504. The Company has also realized cash flow from operations. Historically, this cash flow has been sufficient to meet current cash demands. The Company will investigate asset based bank financing for the purpose of expanding operations, but these cash sources are not needed for current cash needs. The Company will also investigate debt or equity based financing for capital expansion.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company's principal office is located at 4020, 7 Street, S.E., Calgary, Alberta T2G 2Y8; phone no. (403) 543-0970; facsimile no. (403) 543-0977.
These premises are leased. The premises consist of an industrial warehouse of 12,100 square feet, of which 1,750 is used as office space, and are subject to a lease that expires December 31, 2001. The Company owns its own blending and storage equipment, together with forklift trucks for use on the Company's premises.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)  Security Ownership of Certain Beneficial Owners.
          -----------------------------------------------


                                             Number of     Percentage of
Name and Address                              Shares           Class
----------------                             ---------     -------------
John Donaldson (1)                           2,150,000          20.4%
329 Brill Road, RR#1
Foster, Quebec
T2J 3N6, Canada

Chen Jih Hwee                                  900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Clive P. H. Ng                                 900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Ernesto Geromino                               900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Cheng Ming Lee                                 900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Shiew Ming Moo                                 900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

(1) Does not include 147,300 shares beneficially owned by his son, James Donaldson, a Director of the Registrant for which John Donaldson disclaims any beneficial ownership.

     (b)  Security Ownership of Management.
          --------------------------------


                              Shares             Percentage of Class

Blair Coady                   700,000 (1)               6.6%
4020, 7 Street, SE
Calgary, Alberta, Canada

John Grove                    150,000 (2)               1.4%
4020, 7 Street, SE
Calgary, Alberta, Canada

James Donaldson               147,300 (3)               1.4%
4020, 7 Street, SE
Calgary, Alberta, Canada

Combined Ownership of         997,300                   9.5%
Management


(1) Consists of shares issuable upon exercise of options at $.50 per share. Does not include 490,000 shares held by Christopher Coady, the brother of Blair Coady, for which Blair disclaims beneficial ownership.

(2) Consists of shares issuable upon exercise of options at $.50 per share.

(3) Consists of 75,000 shares issuable upon exercise of options at $.50 per share and 72,300 shares purchased in November 1996. Does not include 2,150,000 shares held by his father, John Donaldson, for which James Donaldson disclaims beneficial ownership.

     (c)  Changes in Control.
          ------------------

Changes in control occurred in August 1996, when Blair Coady was appointed the sole officer of the Company and a member of its Board of Directors. As part of the change in control, Mavis Robinson, a former director and officer, resigned. This occurred on March 19, 1997. At that time John Grove joined the Board of Directors.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)  Directors and Executive Officers
          --------------------------------

The following are the names, positions, municipalities of residence and relevant backgrounds of key personnel of the Corporation.

BLAIR COADY - (Age 55).  Director, President and Secretary, Calgary,
Alberta.
     OCTOBER 1992 THROUGH MARCH 1995. Chairman of the Board of Earthwhile Developments Inc., a Canadian corporation involved in waste management, specifically solvent recycling, bioremediation and composting.
     1985-1992. Director of Calto Industries Ltd., a Canadian corporation engaged in biomedical waste remediation.

     1977-1985. President and Director of Terato Resources Ltd., a Canadian public corporation engaged in the exploration, development and production of oil and gas in Western Canada and the Southern United States.
     1966-1976. Partner, Director and Vice President in Bongard, Leslie & Co., Ltd. a Canadian investment dealer and brokerage firm.

JOHN EDWARD KENNETH GROVE - (Age 41). Director, Chairman of the Audit Committee and Consultant, Calgary, Alberta.
     SEPTEMBER 1994 TO PRESENT. Mr. Grove is Vice President, Vestiture Corporation, a merger, acquisition and corporate finance firm.
     APRIL 1991 TO AUGUST 1994.  Mr. Grove was with Armada Development
     Group and responsible for leasing 150,000 square feet of new strip mall development.
     JUNE 1988 TO AUGUST 1991. Mr. Grove was President and Director of CR-3 Express Ltd., a refrigerated transportation company which he created, developed to an annual gross sales level of 7 million dollars and then sold the company.
     JULY 1985 TO FEBRUARY 1988. Mr. Grove was President and Director of Hurricane Hydrocarbons Ltd., a public company of which he was one of the founders and which he developed to a level of $600,000 gross revenue per annum.
     JULY 1983 TO JULY 1985.  Mr. Grove was General Manager of Slant
     Systems Ltd., a private oil and gas drilling company.
     DECEMBER 1980 TO JUNE 1983.  Mr. Grove was with H.C.I. Holdings Ltd.
     of Toronto as an oil and gas analyst for that company and also Elliot and Page.
     SEPTEMBER 1978 TO NOVEMBER 1980. Bastion Drilling Ltd., President and Director. Mr. Grove graduated from the University of Alberta in 1978 with a Bachelor of Commerce Degree.


JAMES DONALDSON - (Age 35).  Director, Vancouver, British Columbia.
     1991 TO PRESENT. Donegal Developments Ltd., Vancouver, B.C., Project Manager. Mr. Donaldson supervises property evaluation programs throughout the western hemisphere for this mining company.
     1993-1995. Nicholson & Associates, Vancouver, B.C., Project Manager/Exploration Technician. Mr. Donaldson supervised mining exploration programs throughout the western hemisphere for this mining company.
     1987-1994. Goldon Mining Ltd., Delta, B.C., Geophysical Technician. Mr. Donaldson performed geophysical surveys on mineral exploration properties throughout Canada.
     1985-1987. Freegold Recovery Inc., Vancouver, B.C., Mill Technician/Geotechnician. Mr. Donaldson installed gravity concentrating systems and conducted testing at various mining operations.
     1984-1985. Erana Mines Ltd., Lively, Ontario, Mill Technician. Mr. Donaldson was responsible for installing, operating and maintaining production plant equipment for this mining company.

     (b)  Significant Employees.
          ---------------------

IAN BUBIS - (Age 26). Calgary Chemical Plant Manager, Calgary, Alberta, 1994 to present. Mr. Bubis has extensive experience in the blending of chemical formula and related plant operations. Mr. Bubis is an original employee of Mr. Bill Bell, the founder of the Company. From 1990 to 1994, Mr. Bubis was a self employed Equestrian Trainer.

     (c)  Family Relationships.
          --------------------

There are no family relationships to report.

     (d)  Involvement in Certain Legal Proceedings
          ----------------------------------------

There are no legal proceedings to report.

ITEM 6.   EXECUTIVE COMPENSATION

     (a)  Summary Compensation Table (omitted for simplicity)
          --------------------------

Mr. Coady received $4,380 of compensation per month for November and December of 1996, no other cash compensation was granted or paid in the fiscal year ended December 31, 1996.

     (b)  Option/SAR Grants in Last Fiscal Year (Individual Grants)
          ---------------------------------------------------------

The Company has a Management Stock Option Plan, described below. There have been no other options granted.

     (c)  Aggregated Option/SAR Exercises in Last Fiscal Year And FY-End
          --------------------------------------------------------------
          Option/SAR Values
          -----------------

There have been no exercises in the past fiscal year.

     (d)  Long-Term Incentive Plans -- Awards in Last Fiscal Year
          -------------------------------------------------------

In November 1996, the Company adopted the Wolf Exploration Inc. 1996 Directors and Officers Stock Option Plan (the "Plan") for its officers, directors, key personnel and consultants of the one million shares contributed to the Plan, Mr. Coady in November 1996, was awarded a five year option to acquire 700,000 at $0.50 per share. In March 1997, Mr. Grove received 150,000 options at $0.50 per share. Mr. Donaldson was awarded 75,000 options at $0.50 per share in November 1996. The purpose of the Plan is to advance the business and development of the Company and its shareholders by affording to its Directors, Officers, Employees and Consultants the opportunity to acquire a propriety interest in the Company by the grant of Options.

     (e)  Compensation of Directors
          -------------------------

          1.   Standard Arrangements
               ---------------------

The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

          2.   Other Arrangements
               ------------------

There are no other arrangements.

     (f)  Employment Contracts and Termination of Employment, Change in
          -------------------------------------------------------------
          Control Arrangements
          --------------------

The terms are set forth in Mr. Coady's Employment Agreement.  SEE Exhibit
E.2. These terms may be summarized as follows: Mr. Coady receives a salary of $52,560 per annum and three weeks of paid vacation per annum.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     (a)  Vestiture Corporation
          ---------------------

Mr. Grove is an Executive Vice President of Vestiture Corporation as well as a director of Wolf Industries, Inc. Vestiture Corporation was paid $35,770 for brokering the transactions by which Mr. Bill Bell and Mr. J.T. Bell sold their interests to Wolf Exploration in Calgary Chemicals. It was further paid an additional $7,300 for arranging certain bank financing in connection with the Bell transaction.

ITEM 8.   LEGAL PROCEEDINGS

There are no legal proceedings involving the Company or its management.

ITEM 9.   MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
          MATTERS

     (a)  Market Information
          ------------------

The Company's stock is not listed for sale on any exchange or trading medium. However, certain of the Registrant's shareholders have made private sale transactions through a broker-dealer in the Philippines. The Company intends to seek the listing of its Common Stock on the NASD's OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock. There are options held by management to acquire 1,000,000 shares pursuant to the stock option plan.

In January 1996, 10,000,000 shares were sold to individuals pursuant to Rule 504 of Regulation D. Between November 1996, and April 1997, 532,300 shares were sold pursuant to Rule 504 of Regulation D to nine individuals. As permitted by Rule 504 certificates for these securities were issued without restrictive legends. However, 72,300 of these shares were purchased by James Donaldson, a director of the Registrant and may only be publicly sold pursuant to Rule 144.

     (b)  Holders
          -------

There are 66 holders of the Company's Common Stock.

     (c)  Dividends
          ---------

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

(The remainder of this page is left blank intentionally.)

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as follows:

Name of Purchaser         Date              Security (1)   Total
-----------------         ----              ------------   Consideration
                                                           -------------

Arden Saxon               1/27/96               490,000     $  4,900

Mirian Chernoff           1/27/96               490,000     $  4,900

Magic Trading Company     1/27/96               490,000     $  4,900

411276 B.C. Ltd.          1/27/96               490,000     $  4,900

John Donaldson (2)        1/27/96             2,150,000     $ 21,500

Chen Jih Hwee             1/27/96               900,000     $  9,000

Clive P. H. Ng            1/27/96               900,000     $  9,000

Charlie Chew              1/27/96               900,000     $  9,000

Ernesto Geromino          1/27/96               900,000     $  9,000

Cheng Fong Lee            1/27/96               900,000     $  9,000

Shiew Ming Moo            1/27/96               900,000     $  9,000

Christopher C. Coady (3)  1/27/96               490,000     $  4,900

411276 B.C. Ltd.          11/1/96               300,000     $150,000

Brian Heaney              11/1/96               100,000     $ 50,000

L.C.M. Equity, Inc.       11/1/96                25,000     $ 12,500

James Donaldson (2)       11/1/96                72,300     $ 36,150

Orest Sherban and
 Jeri Sherban             3/31/97                20,000     $ 10,000

Paul Gomery               3/31/97                 5,000     $  2,500

Donald Patterson and
 David Patterson          4/30/97                10,000     $  5,000

(1) All securities are common stock.

(2) John Donaldson is the father of James Donaldson, a director of the Registrant. James Donaldson disclaims any beneficial ownership in the shares owned by his father.

(3) Christopher C. Coady is the brother of Blair Coady a director of the Registrant. Blair Coady disclaims any beneficial ownership in the shares owned by his brother.

With respect to the sales made, the Company or its affiliates relied on Regulation D, Rule 504 and Section 4(2) of the Securities Act of 1933, as amended as the exemption from the registration requirements of said Act.

ITEM 11.  DESCRIPTION OF SECURITIES

COMMON STOCK: The Company is authorized to issue up to 200,000,000 shares of its $0.001 par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders of the Company. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

ITEM. 13. FINANCIAL STATEMENTS.

The Financial Statements are contained at Exhibit 1 hereto and include audited financial statements for the fiscal year ended December 31, 1996 and unaudited financial statements for the three-month period ended March 31, 1997.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  INDEX TO EXHIBITS
                                                                     PAGE

     Financial Statements
     (i)  Consolidated Financial Statements of
          Wolf Industries, Inc. for Fiscal Year
          Ended December 31, 1996. . . . . . . . . . . . . . . . . . . 16
     (ii) Consolidated Financial Statements
          of Wolf Industries, Inc.
          for the Three Months Ended
          March 31, 1997 - Unaudited . . . . . . . . . . . . . . . . . 27

2.   (i)  The Bell Purchase Agreement. . . . . . . . . . . . . . . . . 38

3.   (i)  Articles of Incorporation. . . . . . . . . . . . . . . . . . 48
     (ii) Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . 51

10.  Material Contracts
     (i)  Employment Agreement Among Mr. Blair
          Coady and Wolf Industries, Inc.. . . . . . . . . . . . . . . 64
     (ii) The Management Stock Option Plan . . . . . . . . . . . . . . 68

21.  (i)  Subsidiaries of the Registrant . . . . . . . . . . . . . . . 73

27.  (i)  Financial Data Schedule. . . . . . . . . . . . . . . . . . . 74

     SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


 Wolf Industries, Inc.
-------------------------------------------------------------------------
                              (Registrant)

Date June 10, 1997
    ---------------------------------------------------------------------
By /s/ Blair Coady
  -----------------------------------------------------------------------
                               (Signature)


Blair Coady, Title: Director, President and Secretary
-------------------------------------------------------------------------
                          (Type Name and Title)
              (On behalf of the Registrant and as [Title].)



Date June 10, 1997
    ---------------------------------------------------------------------
By /s/ John Grove
  -----------------------------------------------------------------------
                               (Signature)


John Grove, Title: Director
-------------------------------------------------------------------------
                          (Type Name and Title)
              (On behalf of the Registrant and as [Title].)



Date June 10, 1997
    ---------------------------------------------------------------------
By /s/ James Donaldson
  -----------------------------------------------------------------------
                               (Signature)



James Donaldson, Title: Director
-------------------------------------------------------------------------
                          (Type Name and Title)
              (On behalf of the Registrant and as [Title].)

                          WOLF INDUSTRIES INC.

                    CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996

                            AUDITORS' REPORT


To the Shareholders of Wolf Industries Inc.


We have audited the consolidated balance sheet of Wolf Industries Inc. as at December 31, 1996 and the consolidated statements of income, shareholders' equity and cash flows for the period then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Wolf Industries Inc. as at December 31, 1996 and the results of its operations and the changes in its cash flow for the period then ended in accordance with generally accepted accounting principles in Canada.






Calgary, Alberta                                  /s/ DICK COOK SCHULLI
March 20, 1997                                      CHARTERED ACCOUNTANTS

                          WOLF INDUSTRIES INC.

                       CONSOLIDATED BALANCE SHEET

                         As at December 31, 1996
                                (Note 1)


                                 ASSETS

 CURRENT
   Cash and short-term deposits                                $   58,625
   Accounts receivable                                            117,519
   Inventory                                                       36,593
   Prepaid expenses                                                 9,369
                                                               ----------

                                                                  222,106

 CAPITAL - Note 3                                                 271,258
 EXCESS OF COST OVER NET IDENTIFIABLE ASSETS
  ACQUIRED - Note 4                                               248,357

                                                               ----------

                                                               $  741,721
                                                               ==========


                               LIABILITIES

 CURRENT
   Demand bank loan - Note 5                                   $   65,430
   Accounts payable and accrued liabilities                       112,380
   Income taxes payable                                            15,653
   Current portion of long-term debt - Note 6                     126,265
                                                               ----------

                                                                  319,728

 LONG-TERM DEBT - Note 6                                          109,807
                                                               ----------

                                                                  429,535
                                                               ----------

                          SHAREHOLDERS' EQUITY

 COMMON SHARES - Note 7                                           307,330

 RETAINED EARNINGS                                                  4,856
                                                               ----------

                                                                  312,186
                                                               ----------

                                                               $  741,721
                                                               ==========



                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

             CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                 For the period ended December 31, 1996
                                (Note 1)


                             COMMON SHARES       ADDITIONAL
                        ----------------------    PAID-IN       RETAINED
                         SHARES        AMOUNT     CAPITAL       EARNINGS      TOTAL
                        --------      --------    --------      --------      --------

NET INCOME                   -       $     -      $     -      $    4,856    $    4,856

COMMON SHARES ISSUED,
  net of issue costs   10,497,300        10,497      296,833        -           307,330
                       ----------    ----------   ----------   ----------    ----------

                       10,497,300    $   10,497   $  296,833   $    4,856    $  312,186
                       ==========    ==========   ==========   ==========    ==========











                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

         CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                 For the period ended December 31, 1996
                                (Note 1)



 REVENUE
   Product sales                                               $  145,889
   Cost of goods sold                                              75,723
                                                               ----------

 GROSS MARGIN                                                      70,166
                                                               ----------

 EXPENSES
   Amortization                                                    12,440
   Administration                                                  11,613
   Executive compensation                                          16,708
   Interest on long-term debt                                       1,478
   Rent                                                            11,571
                                                               ----------

                                                                   53,810
                                                               ----------

 INCOME FROM OPERATIONS                                            16,356

 INCOME TAXES                                                      11,500
                                                               ----------

 NET INCOME REPRESENTING RETAINED EARNINGS,
  END OF PERIOD                                                $    4,856
                                                               ==========









                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

                  CONSOLIDATED STATEMENT OF CASH FLOWS

                 For the period ended December 31, 1996
                                (Note 1)



 CASH PROVIDED BY (USED FOR):
 OPERATING ACTIVITIES
   Net income                                                      $4,856
   Amortization                                                    12,440
                                                               ----------

                                                                   17,296
   Changes in working capital:
     Accounts receivable                                           15,073
     Inventory                                                     16,797
     Prepaid expenses                                              (5,821)
     Demand bank loan                                              65,430
     Accounts payable                                              58,434
     Income taxes payable                                          11,500
                                                               ----------

                                                                  178,709
                                                               ----------

 FINANCING ACTIVITIES
   Issue of common shares                                         348,650
   Share issue costs                                              (41,320)
   Long-term borrowings                                           134,500
   Repayments of long-term debt                                    (7,477)
                                                               ----------

                                                                  434,353
                                                               ----------

 INVESTING ACTIVITIES
   Purchase of 418297 Alberta Ltd.
    (o/a Calgary Chemicals)                                      (663,487)
   Vendor loan on acquisition - Note 6                            109,050
                                                               ----------

                                                                 (554,437)
                                                               ----------

 INCREASE IN CASH REPRESENTING CASH, END OF PERIOD             $   58,625
                                                               ==========





                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996


NOTE 1 - OPERATIONS, ACQUISITION AND AMALGAMATION

         Wolf Exploration Inc. was incorporated under corporate charter of the State of Nevada on January 4, 1996. Active operations commenced on July 10, 1996 and these financial statements are for the period July 10, 1996 to December 31, 1996. On March 17, 1997, Wolf Exploration Inc. changed its name to Wolf Industries Inc.

         The corporation's primary business activity is the blending of chemicals for use in oilfield production from the corporation's plant in Calgary, Alberta, Canada.

         The consolidated financial statements of the corporation are prepared in accordance with Canadian generally accepted accounting principles and conform in all material respects with accounting principles generally accepted in the United States (see Note 10). Amounts are stated in U.S. dollars unless otherwise noted.

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that reflect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.

         Pursuant to a share purchase agreement, dated August 28, 1996, with an effective date of September 30, 1996, the corporation, through a wholly-owned subsidiary, 708213 Alberta Ltd., acquired all the outstanding shares of 418297 Alberta Ltd. (o/a Calgary Chemicals). On October 30, 1996, 708213 Alberta Ltd. and 418297 Alberta Ltd. were amalgamated to form 714674 Alberta Ltd. 714674 now carries on business as Calgary Chemicals.

         A summary of the net assets acquired and consideration given are as follows:

              NET ASSETS ACQUIRED:
                Current assets              $    189,530
                Capital assets                   279,701
                Current liabilities              (58,097)
                                            ------------

                                                 411,134
                                            ------------
              CONSIDERATION GIVEN:
                   Cash                          554,437
                   Vendor loan payable           109,050
                                            ------------

                                                 663,487
                                            ============

              EXCESS OF COST OVER
                NET IDENTIFIABLE
                ASSETS ACQUIRED             $    252,353
                                            ============


         Included in the consideration are consulting fees paid to the former principal shareholders of 418297 Alberta Ltd. as part of the purchase agreement in the amount of $11,632. In addition, fees were paid to consultants in the amount of $35,290.

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         (a)  CONSOLIDATION

              These financial statements include the accounts of the corporation and its wholly-owned subsidiary, 714674 Alberta Ltd. (o/a Calgary Chemicals).

         (b)  EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

              The excess of cost over net identifiable assets acquired is being amortized on a straight-line over ten years.

         (c)  CAPITAL ASSETS

              Capital assets are recorded at cost. Amortization is provided to apportion the assets over their estimated useful lives at the following annual rates:

                        Equipment                30% declining balance
                        Processing equipment 10% declining balance Furniture and fixtures 20% declining balance

         (d)  REVENUE RECOGNITION

              Revenue earned on the blending of chemicals is recorded on the completed contract basis.

         (e)  FOREIGN CURRENCY TRANSLATION

              Substantially all of the corporation's activities are carried out through the Canadian subsidiary, a self-sustaining unit. The corporation uses the current rate method whereby all assets and liabilities are translated at exchange rates prevailing at the year-end and revenue and expense items at average exchange rates for the year. Translation adjustments arising from changes in exchange rates form part of the change in the foreign currency translation adjustment component of shareholders equity.
              These adjustments are not included in operations until realized through a reduction in the corporation's net investment in such operations.

         (f)  INCOME TAXES

              The corporation follows the tax deferral method in providing for income taxes, whereby the income tax provision is based on the income reported in the accounts. Under this method, deferred income taxes arise as a result of providing for amortization for income tax purposes on a different basis than for accounting purposes. Deferred income taxes are provided for on these differences at current income tax rates. The excess of cost over net identifiable assets acquired on the acquisition of the corporation's subsidiary is not deductible for income tax purposes.

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 3 - CAPITAL ASSETS
                                                 Accumulated   Net Book
                                        Cost     Amortization   Value
                                       --------- ------------  --------

          Equipment                     $  27,700  $   2,079   $  25,621
          Processing equipment            249,456      6,236     243,220
          Furniture and fixtures            2,545        128       2,417
                                        ---------  ---------   ---------

                                        $ 279,701  $   8,443   $ 271,258
                                        =========  =========   =========



NOTE 4 - EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

         Excess of cost over net identifiable
         assets acquired in acquisition              $  252,353
         acquisition of 714674 Alberta Ltd.
         (o/a Calgary Chemicals).

         Less accumulated amortization                   (3,996)
                                                     ----------

                                                     $  248,357
                                                     ==========



NOTE 5 - DEMAND BANK LOAN

         The corporation has arranged a revolving credit facility bearing interest at the bank's prime rate plus 1 1/4%, secured by a general security agreement and a fixed charge on specific capital assets.


NOTE 6 - LONG-TERM DEBT

         Term bank loan requiring monthly            $  127,022
         payments of $3,736 plus interest at
         the bank's prime rate plus 1 3/4%
         secured by a general security
         agreement and postponement of the
         vendor loan payable.

         Vendor loan payable, requiring payments        109,050
         of $7,270 per month for sixteen months
         including interest at 9.4%                  ----------
                                                        236,072
         Less current portion                           126,265
                                                     ----------

                                                     $  109,807
                                                     ==========

                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 6 - LONG-TERM DEBT - CONTINUED

         At the option of the vendor, the remaining principal of the vendor loan payable may be converted into common stock using a price of 1.2 times the first private or public offering price for the common stock.

         The future principal repayments required on long-term debt, for the next twelve month period, are as follows:

              1997                                    $  126,265
              1998                                    $   72,449
              1999                                    $   37,358


NOTE 7 - COMMON SHARES

         Authorized:
              200,000,000 common shares
                                                   NUMBER        AMOUNT
                                                 ----------    ----------
         Issued and outstanding:
              On incorporation                   10,000,000    $  100,000
              Private placement                     497,300       248,650
                                                 ----------    ----------

                                                 10,497,300       348,650
              Less share issue costs                  -           (41,320)
                                                 ----------    ----------

                                                 10,497,300    $  307,330
                                                 ==========    ==========

         The corporation issued the share certificates for the private placement after the year-end. At December 31, 1996, the corporation has granted options to acquire 700,000 common shares at $0.50 per share. These options expire November 30, 2001.


NOTE 8 - INCOME TAXES

         The differences between the effective tax rate of the amounts recorded and the amounts computed by applying the statutory Canadian income tax rate to the income before income taxes are as follows:
                                                   RATE          AMOUNT
                                                 ----------    ----------

              Basic rate applied to
               pre-tax income                           46%    $    7,360
              Increase in tax resulting from
               accounting amortization in
               excess of tax depreciation               24%         4,140
                                                 ----------    ----------

                                                        70%    $   11,500
                                                 ==========    ==========

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 9 - COMMITMENT

         The corporation has entered into a premises lease, expiring January 31, 2002, requiring a yearly base rental payment of $45,900.


NOTE 10 - UNITED STATES ACCOUNTING PRINCIPLES

         The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and for the period ending December 31, 1996. There are no material differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

                          WOLF INDUSTRIES INC.

                INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended March 31, 1997

                               (Unaudited)

                        REVIEW ENGAGEMENT REPORT


TO THE SHAREHOLDERS OF WOLF INDUSTRIES INC.


We have reviewed the consolidated balance sheet of Wolf Industries Inc. as at March 31, 1997 and the interim consolidated statements of income and retained earnings (deficit), shareholders' equity and cash flow for the period then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the corporation.

A review does not constitute an audit and consequently we do not express an audit opinion on these interim consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these interim consolidated financial statements are not, in all material respects, in accordance with generally accepted accounting principles.




Calgary, Alberta                                 /s/ DICK COOK SCHULLI
June 10, 1997                                       CHARTERED ACCOUNTANTS

                          WOLF INDUSTRIES INC.

                       CONSOLIDATED BALANCE SHEET

                               (Unaudited)


                                                  MARCH 31,    DECEMBER 31,
                                                    1997           1996
                                                 ----------     ----------
                                                  (UNAUDITED)      (AUDITED)
                                                    (NOTE 10)      (NOTE 10)
                                 ASSETS
CURRENT
     Cash and short-term deposits                $   55,801     $   58,625
     Accounts receivable                             96,512        117,519
     Inventory                                       49,840         36,593
     Prepaid expenses                                 7,668          9,369
                                                 ----------     ----------

                                                    209,821        222,106

CAPITAL - Note 3                                    274,176        271,258

EXCESS OF COST OVER NET IDENTIFIABLE
 ASSETS ACQUIRED - Note 4                           246,416        248,357
                                                 ----------     ----------

                                                 $  730,413     $  741,721
                                                 ==========     ==========


                               LIABILITIES
CURRENT
     Demand bank loan - Note 5                   $   61,795     $   65,430
     Accounts payable and accrued
      liabilities                                   125,530        112,380
     Income taxes payable                            15,653         15,653
     Current portion of long-term debt
      - Note 6                                      126,265        126,265
                                                 ----------     ----------

                                                    329,243        319,728

LONG-TERM DEBT - Note 6                              84,844        109,807
                                                 ----------     ----------

                                                    414,087        429,535
                                                 ----------     ----------

                          SHAREHOLDERS' EQUITY
COMMON SHARES - Note 7                              319,830        307,330
DEFICIT                                              (3,504)         4,856
                                                 ----------     ----------

                                                    316,326        312,186
                                                 ----------     ----------

                                                 $  730,413     $  741,721
                                                 ==========     ==========



                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

         INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                   For the period ended March 31, 1997

                               (Unaudited)

                             COMMON SHARES        ADDITIONAL      RETAINED
                         ---------------------      PAID-IN       EARNINGS
                          SHARES       AMOUNT       CAPITAL         (DEFICIT)  TOTAL
                         --------     --------      --------      --------     --------

BALANCE, beginning
  of period             10,497,300    $   10,497    $  296,833    $   4,856    $  312,186

COMMON SHARES ISSUED,
  net of issue costs        25,000            25        12,475         -           12,500

NET LOSS                      -             -             -          (8,360)       (8,360)
                        ----------    ----------    ----------    ---------    ----------

BALANCE, end of period  10,522,300    $   10,522    $  309,308    $  (3,504)   $  316,326
                        ==========    ==========    ==========    =========    ==========










                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

INTERIM CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)

                   For the period ended March 31, 1997

                               (Unaudited)

                                                  MARCH 31,    DECEMBER 31,
                                                    1997           1996
                                                 ----------     ----------
                                                  (UNAUDITED)      (AUDITED)
                                                    (NOTE 10)      (NOTE 10)
REVENUE
     Product sales                               $  123,363     $  145,889
     Cost of goods sold                              64,069         75,723
                                                 ----------     ----------

GROSS MARGIN                                         59,294         70,166
                                                 ----------     ----------

EXPENSES
     Amortization                                    15,640         12,440
     Administration                                  27,918         11,613
     Executive compensation                          13,806         16,708
     Interest on long-term debt                       1,979          1,478
     Rent                                             8,311         11,571
                                                 ----------     ----------

                                                     67,654         53,810
                                                 ----------     ----------

INCOME (LOSS) FROM OPERATIONS                        (8,360)        16,356

INCOME TAXES                                           -            11,500
                                                 ----------     ----------

NET INCOME (LOSS)                                    (8,360)         4,856

RETAINED EARNINGS, beginning of period                4,856           -
                                                 ----------     ----------

RETAINED EARNINGS (deficit),
 end of period                                   $   (3,504)    $    4,856
                                                 ==========     ==========



                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

               INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

                   For the period ended March 31, 1997

                               (Unaudited)


                                                  MARCH 31,    DECEMBER 31,
                                                   1997           1996
                                                 ----------     ----------
                                                  (UNAUDITED)      (AUDITED)
                                                    (NOTE 10)      (NOTE 10)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
     Net income (loss)                              $(8,360)        $4,856
     Amortization                                    15,640         12,440
                                                 ----------     ----------

                                                      7,280         17,296

     Changes in working capital:
       Accounts receivable                           21,007         15,073
       Inventory                                    (13,247)        16,797
       Prepaid expenses                               1,701         (5,821)
       Demand bank loan                              (3,635)        65,430
       Accounts payable                              13,150         58,434
       Income taxes payable                            -            11,500
                                                 ----------     ----------

                                                     26,256        178,709
                                                 ----------     ----------

FINANCING ACTIVITIES
     Issue of common shares                          12,500        348,650
     Share issue costs                                 -           (41,320)
     Long-term borrowings                              -           134,500
     Repayments of long-term debt                   (24,963)        (7,477)
                                                 ----------     ----------

                                                    (12,463)       434,353
                                                 ----------     ----------

INVESTING ACTIVITIES
     Purchase of capital assets                     (12,117)          -
     Purchase of 418297 Alberta Ltd.
      (o/a Calgary Chemicals)                        (4,500)      (663,487)
     Vendor loan on acquisition - Note 6               -           109,050
                                                 ----------     ----------

                                                    (16,617)      (554,437)
                                                 ----------     ----------

INCREASE (DECREASE) IN CASH                          (2,824)        58,625

CASH, beginning of period                            58,625           -
                                                 ----------     ----------

CASH, end of period                              $   55,801     $   58,625
                                                 ==========     ==========


                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended March 31, 1997

                               (Unaudited)



NOTE 1  - OPERATIONS, ACQUISITION AND AMALGAMATION

          Wolf Exploration Inc. was incorporated under corporate charter of the State of Nevada on January 4, 1996. Active operations commenced on July 10, 1996. On March 17, 1997, Wolf Exploration Inc. changed its name to Wolf Industries Inc.

          The corporation's primary business activity is the blending of chemicals for use in oilfield production from the corporation's plant in Calgary, Alberta, Canada.

          The interim consolidated financial statements of the corporation are prepared in accordance with Canadian generally accepted accounting principles and conform in all material respects with accounting principles generally accepted in the United States (see Note 10). Amounts are stated in U.S. dollars unless otherwise noted.

          The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that reflect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.

          Pursuant to a share purchase agreement, dated August 28, 1996, with an effective date of September 30, 1996, the corporation, through a wholly-owned subsidiary, 708213 Alberta Ltd., acquired all the outstanding shares of 418297 Alberta Ltd. (o/a Calgary Chemicals). On October 30, 1996, 708213 Alberta Ltd. and 418297 Alberta Ltd. were amalgamated to form 714674 Alberta Ltd. 714674 now carries on business as Calgary Chemicals.

          A summary of the total net assets acquired and consideration given are as follows:

               NET ASSETS ACQUIRED:
                 Current assets              $    189,530
                 Capital assets                   279,701
                 Current liabilities              (58,097)
                                             ------------

                                                  411,134
                                             ------------
               CONSIDERATION GIVEN:
                    Cash                          558,937
                    Vendor loan payable           109,050
                                             ------------

                                                  667,987
                                             ============

               EXCESS OF COST OVER NET
                    IDENTIFIABLE
                    ASSETS ACQUIRED          $    256,853
                                             ============



                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended March 31, 1997

                               (Unaudited)



NOTE 1  - OPERATIONS, ACQUISITION AND AMALGAMATION - CONTINUED

          Of the excess cost, $4,500 relates to additional expenses incurred during the period ending March 31, 1997. The balance relates to the year ending December 31, 1996.

          Included in the consideration were consulting fees paid to the former principal shareholders of 418297 Alberta Ltd. as part of the purchase agreement in the amount of $11,632. In addition, fees were paid to consultants in the amount of $35,290.


NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES


          (a)  CONSOLIDATION

               These financial statements include the accounts of the corporation and its wholly-owned subsidiary, 714674 Alberta Ltd. (o/a Calgary Chemicals).


          (b)  EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

               The excess of cost over net identifiable assets acquired is being amortized on a straight-line over ten years.


          (c)  CAPITAL ASSETS

               Capital assets are recorded at cost. Amortization is provided to apportion the assets over their estimated useful lives at the following annual rates:

                    Equipment                     30% declining balance
                    Processing equipment          10% declining balance
                    Furniture and fixtures        20% declining balance
                    Leasehold improvements        5 years straight-line


          (d)  REVENUE RECOGNITION

               Revenue earned on the blending of chemicals is recorded on the completed contract basis.



                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended March 31, 1997

                               (Unaudited)



NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


          (e)  FOREIGN CURRENCY TRANSLATION

               Substantially all of the corporation's activities are carried out through the Canadian subsidiary, a self-sustaining unit. The corporation uses the current rate method whereby all assets and liabilities are translated at exchange rates prevailing at the year-end and revenue and expense items at average exchange rates for the year. Translation adjustments arising from changes in exchange rates form part of the change in the foreign currency translation adjustment component of shareholders equity.
               These adjustments are not included in operations until realized through a reduction in the corporation's net investment in such operations.


          (f)  INCOME TAXES

               The corporation follows the tax deferral method in providing for income taxes, whereby the income tax provision is based on the income reported in the accounts. Under this method, deferred income taxes arise as a result of providing for amortization for income tax purposes on a different basis than for accounting purposes. Deferred income taxes are provided for on these differences at current income tax rates. The excess of cost over net identifiable assets acquired on the acquisition of the corporation's subsidiary is not deductible for income tax purposes.


NOTE 3  - CAPITAL ASSETS
                                                MARCH 31,           DECEMBER 31,
                                                  1997                  1996
                                    --------------------------------  --------
                                              Accumulated   Net Book  Net Book
                                     Cost     Amortization   Value     Value
                                    --------  ------------  --------  --------

        Equipment                   $ 27,700    $  4,000   $ 23,700   $ 25,621
        Processing equipment         249,456      12,317    237,139    243,220
        Furniture and fixtures         7,506         372      7,134      2,417
        Leasehold improvements         6,362         159      6,203       -
                                    --------    --------   --------   --------

                                       $291,024  $ 16,848  $274,176  $271,258
                                       ========  ========  ========  ========

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended March 31, 1997

                               (Unaudited)



NOTE 4  -     EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

                                                  MARCH 31,    DECEMBER 31,
                                                    1997           1996
                                                 ----------     ----------

          Excess of cost over net                $  256,853     $  252,353
           identifiable assets acquired
           in acquisition of 714674
           Alberta Ltd. (o/a Calgary
           Chemicals).
          Less accumulated amortization             (10,437)        (3,996)
                                                 ----------     ----------

                                                 $  246,416     $  248,357
                                                 ==========     ==========

NOTE 5  - DEMAND BANK LOAN

          The corporation has arranged a revolving credit facility bearing interest at the bank's prime rate plus 1 1/4%, secured by a general security agreement and a fixed charge on specific capital assets.


NOTE 6  - LONG-TERM DEBT
                                                  MARCH 31,    DECEMBER 31,
                                                    1997           1996
                                                 ----------     ----------
          Term bank loan requiring monthly       $  115,815     $  127,022
          payments of $3,736 plus interest
          at the bank's prime rate plus
          1 3/4% secured by a general
          security agreement and
          postponement of the vendor
          loan payable.

          Vendor loan payable, requiring             95,294        109,050
          payments of $7,270 per month
          for sixteen months with interest
          imputed at 9.4%                        ----------     ----------
                                                    211,109        236,072
          Less current portion                      126,265        126,265
                                                 ----------     ----------

                                                 $   84,844     $  109,807
                                                 ==========     ==========

          At the option of the vendor, the remaining principal of the vendor loan payable may be converted into common stock using a price of 1.2 times the first private or public offering price for the common stock.




                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended March 31, 1997

                               (Unaudited)



NOTE 6  - LONG-TERM DEBT - CONTINUED

          The future principal repayments required on long-term debt, for the next twelve month period, are as follows:

                    1998                $  126,265
                    1999                $   84,844


NOTE 7  - COMMON SHARES

          Authorized:
               200,000,000 common shares

                                         MARCH 31, 1997           DECEMBER 31, 1996
                                      ---------------------     ---------------------
                                       Number       Amount       Number       Amount
                                      --------     --------     --------     --------
        Issued and outstanding:
          Balance, beginning
           of period                 10,497,300   $  307,330         -      $     -
          Issued on
           incorporation                   -            -      10,000,000      100,000
          Private placements             25,000       12,500      497,300      248,650
                                     ----------   ----------   ----------   ----------

                                     10,522,300      319,830   10,497,300      348,650
          Less share issue costs           -            -            -         (41,320)
                                     ----------   ----------   ----------   ----------

          Balance, end of period     10,522,300   $  319,830   10,497,300   $  307,330
                                     ==========   ==========   ==========   ==========


NOTE 8  -     COMMITMENT

         The corporation has entered into a premises lease, expiring January 31, 2002, requiring a yearly base rental payment of $45,900.


NOTE 9  -     UNITED STATES ACCOUNTING PRINCIPLES

         The interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and for the period ending March 31, 1997. There are no material differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.


NOTE 10 -     PRESENTATION

         The unaudited interim consolidated financial statements are for the period January 1, 1997 to March 31, 1997. The comparative figures were audited, under separate cover, and are for the period July 10, 1996 to December 31, 1996.